ASSUMPTION OF SUBADVISORY AGREEMENTS

This Assumption of Subadvisory Agreements is made as of January 1, 2015 by and between Wellington Management Company, LLP (“WMC Massachusetts”), a Massachusetts limited liability partnership, and Wellington Management Company LLP, a Delaware limited liability partnership (“WMC Delaware”).

WHEREAS, AssetMark, Inc. (the “Advisor”) serves as the investment adviser to the GuideMark Large Cap Growth Fund, GuideMark Small/Mid Cap Core Fund and GuideMark Core Fixed Income Fund (the “Funds”), each a series of GPS Funds I, pursuant to an Investment Advisory Agreement (the “Advisory Agreement”) dated August 30, 2013; and

WHEREAS, the Advisory Agreement provides that the Advisor may delegate its obligation to provide any or all investment management services under the Advisory Agreement to one or more sub-advisers; and

WHEREAS, the Advisor, on behalf of each Fund, and WMC Massachusetts previously entered into Subadvisory Agreements, dated August 30, 2013 on behalf of GuideMark Core Fixed Income Fund, dated August 30, 2013 on behalf of GuideMark Large Cap Growth Fund, and dated January 21, 2014 on behalf of GuideMark Small/Mid Cap Core Fund, pursuant to which WMC Massachusetts currently serve as a sub-adviser to each Fund (collectively, the “Subadvisory Agreements,” and each, a “Subadvisory Agreement”); and

WHEREAS, as part of a modernization of the corporate structure of the Wellington Management group of companies (the “Transaction”), WMC Delaware intends to assume all of the rights, benefits, duties and obligations of WMC Massachusetts under the Subadvisory Agreements on or about January 1, 2015; and

WHEREAS, the Advisor desires to retain WMC Delaware to render investment advisory services to each Fund following the Transaction pursuant to the terms and provisions of the applicable Subadvisory Agreement, and WMC Delaware is willing to furnish said services following the Transaction.

NOW, THEREFORE, the parties hereto agree as follows:

1.  Subject to the terms and conditions contained herein and the completion of the Transaction, each Subadvisory Agreement is hereby assumed in its entirety as of the Effective Time (as defined below) by WMC Delaware, except that all references to WMC Massachusetts shall be replaced with references to WMC Delaware (the “Assumption”).

2.  The Advisor hereby consents to such Assumption as of the Effective Time and hereby releases WMC Massachusetts from all of its duties and obligations under the Subadvisory Agreements as of the Effective Time.

3.  WMC Delaware hereby accepts the Assumption and assumes all rights, benefits, duties and obligations of WMC Massachusetts under the Subadvisory Agreements as of the Effective Time.

4.  The parties agree that the Subadvisory Agreements shall not otherwise be amended as a result of the Assumption.

5.  The Assumption shall be effective as of the close of business on the date of completion of the Transaction (the “Effective Time”).  WMC Delaware will provide written notice to the Advisor of the Effective Time promptly after the Transaction is completed.

6.  Each Sub-Advisory Agreement shall continue in full force and effect as set forth therein for the remainder of its term.

7.  This instrument may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Assumption of Subadvisory Agreements as of December 17, 2014.

WELLINGTON MANAGEMENT COMPANY, LLP By: /s/ Michael J. Boudens Name: Michael J. Boudens Title: Senior Vice President	WELLINGTON MANAGEMENT COMPANY LLP By: /s/ Michael J. Boudens Name: Michael J. Boudens Title: Senior Vice President
ACKNOWLEDGED: GPS Funds I By: /s/ Carrie E. Hansen Name: Carrie E. Hansen Title: President	ACKNOWLEDGED: AssetMark, Inc. By: /s/ Carrie E. Hansen Name: Carrie E. Hansen Title: EVP, Chief Operating Officer